

July 6, 2010

Mr. Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

> **Re:** **Primo Water Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 28, 2010**
> **File No. 333-165452**

Dear Mr. Castaneda:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment two in our letter dated June 21, 2010. In the third paragraph, please disclose amount of the proceeds and the number of additional shares that you plan to issue directly to Culligan Store Solutions, LLC to fund the Culligan Refill Acquisition. Please also clarify that concurrent with this offering, you are issuing shares in a private placement directly to Culligan.

Prospectus Summary, page 1

Culligan Asset Purchase Agreement, page 3

2. We note your response to comment six in our letter dated June 21, 2010. Please also include the risk factor disclosure you added on page 27 in this section.

Unaudited Pro Forma Consolidated Financial Data, page 40

Unaudited Pro Forma Consolidated Balance Sheet, page 41

3. We have reviewed your response to comment 13 in our letter dated June 21, 2010. Either clarify your disclosure to indicate that the $0.9 million of offering costs capitalized to date in is not reflected in the $72.4 million net proceeds amount or revise the $72.4 million net proceeds amount to include the $0.9 million. Your current disclosure suggests that the $72.4 million is net of all offering costs.

4. We have reviewed your response to the first and second bullet points in comment 15 in our letter dated June 21, 2010 and have the following additional comments:

   • In your response to our first bullet point, you state that the book value of the Culligan business was significantly depreciated and you offer an explanation of the premium over book value. Given that our first bullet point asked you to explain the large premium that will be paid in excess of the <u>fair value</u> of the net assets acquired (i.e. the goodwill), it is unclear to us why a discussion of the book value of the acquired assets is relevant. If you believe that the acquired fixed assets and customer contracts have a longer remaining economic life than Culligan had assigned to them, this should be reflected in your purchase price allocation by assigning a greater fair value to these assets than the book value seen on Culligan's books; however, this would not impact the amount of the purchase price allocated to goodwill. Therefore, it remains unclear to us how your response explains why you are willing to pay such a large premium over the fair value of the net assets acquired. Please advise.

   • Also, as previously requested, please explain how you determined the existence and fair value of items, other than goodwill, to which the purchase price was allocated. In doing so, tell us how you considered valuing identifiable intangible assets other than customer lists, such as, but not limited to, non-compete agreements, a one year license of the Culligan tradename and contractual assets for acquired service provider networks and dealer service agreements, and how you determined that these intangible assets did not require recognition in accordance with ASC 805-20.

5. We have reviewed your response to the third bullet point in comment 15 in our letter
    dated June 21, 2010. We note your reference to ASC 712 in accounting for severance
    payments that will be made to terminated Culligan employees. Please provide us with
    your analysis of why it is more appropriate to account for these severance payments
    under ASC 712 than under ASC 420.

Unaudited Pro Forma Consolidated Statement of Operations, page 43

6. We note your response to comment 17 in our letter dated June 21, 2010 and have the
    following additional comments:

    •   We note your response to prior comment 15 regarding severance obligations to
        Culligan employees to whom you do not make an offer of employment and, under
        limited circumstances, to those employees who do not accept your offer of
        employment. Please tell us how you considered these severance costs when
        conforming to the disclosure guidance in Rule 11-02(b)(5) of Regulation S-X.

    •   Please note that Rule 11-02(b)(5) of Regulation S-X indicates that you should present
        income or loss from continuing operations before nonrecurring charges or credits
        directly attributable to the transaction. Please revise your pro forma statements of
        operations to present only the portion of your historical statements of operations
        through the line titled "Income (loss) from continuing operations." Please revise your
        presentation of historical and pro forma earnings per share accordingly to comply
        with Rule 11-02(b)(7) of Regulation S-X.

Spin-Off of Prima Bottled Water, Inc. and Related Transactions, page 136

7. We note your response to comment 21 in our letter dated June 21, 2010. Please provide a
    detailed legal analysis that demonstrates the basis for your claim of Section 4(2) and Rule
    506 exemption. Include in your analysis how you verified that each investor was an
    accredited investor.

<u>Primo Water Corporation Annual Financial Statements, page F-2</u>

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Note 1. Description of Business and Significant Accounting Policies, page F-7</u>

<u>Revenue Recognition, page F-7</u>

8. We have reviewed the revisions made in response to the second bullet point of comment 22 in our letter dated June 21, 2010; however, your revised disclosure appears to contradict your response to comment 18 in your letter to us dated June 4, 2010. Your response indicates that instantly redeemable coupons and rebates are netted against sales and that your coupons for free three- or five- gallon water are recognized within cost of sales. Your current disclosure which states: "In addition, we offer certain incentives such as coupons and rebates, including coupons for a free three-or five-gallon bottle of our water with the purchase of one of our water dispensers, that are netted against and reduce net sales in the consolidated statements of operations." suggests that all your incentives are netted against sales. Please revise or clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Scott Coward, K&L Gates LLP
        Via Facsimile